82-2625

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

(previously Form 61)

02055260

SUPPL

Freedom of Information and [obscured by barcode] personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
ALDERSHOT RESOURCES LTD.	02 07 31	02 09 24

ISSUER ADDRESS
1500 – 885 WEST GEORGIA STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3E8	604-682-6722	604-682-6718

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
JOHN C. C. CADDY	PRESIDENT AND CEO	604-682-6718

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jcc4tlx@intergate.bc.ca	Not applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
[signature]	JOHN C. C. CADDY	02 09 24
[signature]	IAN M. ADAM	02 09 24

FIN51-901F Rev.2000/12/19

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
OCT 0 ? 2002
WASH, D.C. 180 SECTION

dlw10/9

Quarterly Report FORM 51-901F SCHEDULE A

ISSUER DETAILS

For Quarter Ended:	July 31, 2002
Date of Report:	September 24, 2002
Name of Issuer:	Aldershot Resources Ltd.
Issuer's Address:	#1500 - 885 West Georgia Street, Vancouver, BC, V6C 3E8
Issuer's Fax Number:	604-682-6718
Issuer's Phone Number:	604-682-6722
Contact Person:	John C. C. Caddy
Contact Position:	President and CEO
Contact Phone Number:	604-682-6718
Contact E-mail	jcc4tlx@intergate.bc.ca
Website:	N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

Director Name: John C. C. Caddy — Date Signed: September 24, 2002

Director Name: Ian M. Adam — Date Signed: September 24, 2002

ALDERSHOT RESOURCES LTD.

(FORMERLY QUATTRO RESOURCES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JULY 31, 2002

Aldershot Resources Ltd.
(Formerly Quattro Resources Ltd.)
Interim Consolidated Balance Sheets

Statement 1

		July 31, 2002		July 31, 2001		January 31, 2002
ASSETS						
Current Assets						
Cash	$	**37,376**	$	6,643	$	79,257
Accounts receivable		**806**		429		4,296
Prepaid expense		**4,939**		--		5,900
		43,121		7,072		89,453
Capital Assets *(Note 3)*		**828**		935		935
Resource Properties *(Note 4)*		**33,676**		17,543		24,876
	$	**77,625**	$	25,550	$	115,264
LIABILITIES						
Current Liabilities						
Accounts payable and accrued liabilities	$	**10,710**	$	149,228	$	46,299
Advance on private placement		--		40,000		--
		10,710		189,228		46,299
Long-term Liabilities *(Note 5)*		**861,227**		791,019		823,513
SHAREHOLDERS (DEFICIT)						
Share Capital *(Note 6)*						
Authorised: 500,000,000 (2001 - 500,000,000) common shares with no par value						
Issued: 3,859,897 (2001 - 1,791,485) common shares		**1,785,014**		1,455,532		1,750,814.
Deficit, ***Statement 2***		**(2,579,326)**		(2,410,229)		(2,505,362)
		(794,312)		(954,697)		(754,548)
	$	**77,625**	$	25,550	$	115,264

Continuing Operations *(Note 1)*
Approved by the Board

_______________ **Director**

_______________ **Director**

See accompanying notes to Interim Consolidated Financial Statements

Aldershot Resources Ltd.
(Formerly Quattro Resources Ltd.)
Interim Consolidated Statements of Loss and Deficit *Statement 2*

	Three Months ended		Six Months ended	
	July 31, 2002	July 31, 2001	**July 31, 2002**	July 31, 2001
Administrative Expenses				
Bank charges	**$ 23**	$ 118	**$ 48**	$ 163
Depreciation	**54**	1,212	**107**	282
Financing fee	**–**	10,000	**–**	10,000
Foreign exchange	**4,838**	–	**4,838**	–
Interest	**11,095**	10,910	**21,875**	21,604
Management fees	**7,500**	7,500	**15,000**	15,000
Professional fees	**7,202**	800	**11,002**	2,400
Regulatory and trust company fees	**4,546**	7,434	**8,072**	7,599
Office, rent, secretarial and administrations	**(405)**	1,713	**867**	1,874
Shareholder relations	**1,814**	271	**1,814**	1,843
Travel	**625**	1,573	**10,343**	1,573
Loss for the Period	**37,492**	40,531	**73,966**	62,338
Deficit - Beginning of Period	**2,541,834**	2,369,698	**2,505,360**	2,347,891
Deficit - End of Period	**$ 2,579,326**	$ 2,410,229	**$ 2,579,326**	$ 2,410,229

See accompanying notes to Interim Consolidated Financial Statements

Aldershot Resources Ltd.

(Formerly Quattro Resources Ltd.)

Interim Consolidated Statements of Changes in Financial Position

Schedule 1

	Three Months ended		Six Months ended	
	July 31, 2002	July 31, 2001	July 31, 2002	July 31, 2001
CASH PROVIDED BY (USED FOR)				
Operating Activities				
Loss for the period	$ (37,492)	$ (40,531)	$ (73,966)	$ (62,338)
Items not affecting cash:				
Depreciation	54	212	107	282
	(37,438)	(40,319)	(73,859)	(62,056)
Changes in non-cash working capital	4,976	(3,524)	(31,137)	(3,109)
	(32,462)	(43,843)	(104,996)	(65,165)
Financing Activities				
Advance on private placement	–	40,000	–	40,000
Long-term liabilities	(14,764)	19,953	37,715	41,305
Share capital issued in repayment of long-term debt	34,200	–	34,200	
	19,436	59,953	71,915	81,305
Investing Activities				
Resource property costs	–	(9,542)	(8,800)	(9,542)
	–	(9,542)	(8,800)	(9,542)
INCREASE (DECREASE) IN CASH	(13,026)	6,568	(41,881)	6,598
CASH - OPENING BALANCE	50,402	75	79,257	45
CASH - CLOSING BALANCE	$ 37,376	$ 6,643	$ 33,376	$ 6,643

See accompanying notes to Interim Consolidated Financial Statements

Aldershot Resources Ltd.
(Formerly Quattro Resources Ltd.)
Notes to the Interim Consolidated Financial Statements

1. Nature of Operations and Continuing Operations

Aldershot Resources Ltd. ("the Company"),formerly Quattro Resources Ltd., commenced operations on October 4, 1996,and is engaged in the acquisition, exploration and development of metal properties. These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. As at July 31, 2002, the Company had working capital (deficiency) of $32,411 (2001 - ($182,156)) and an accumulated deficit of $2,579,326 (2001 - $2,410,229). The Company's ability to continue as a going concern depends on it ability to successfully raise additional financing. If the Company is unable to obtain additional financing the Company may be forced to realize its assets at amounts significantly lower than the current carrying value.

2 Significant Accounting Policies

(a) Principles of Consolidation

These consolidated statements include the accounts of the Company, which is the accounting subsidiary, and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore").

(b) Resource Properties

The Company capitalizes all acquisition, exploration and development costs by property. The carrying value of pre-production and exploration properties is reviewed periodically and either written-off when it is determined that the expenditures will not result in the discovery of economically recoverable ore reserves or transferred to producing mining property, plant and equipment when commercial development commences.

The recoverability of amounts shown for pre-production and exploration properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to finance the development of the properties and on the future profitable production or proceeds from the disposition thereof.

(c) Capital Assets

Capital assets are recorded at cost. Depreciation is computed using the declining balance method at an annual rate of 30%. The Company's capital assets consist of office and computer equipment.

(d) Deferred Financing Charges

The Company periodically raises equity to continue its business plans. Cost associated with raising equity are deferred until the funds are raised or there is a high probability that the funds will not be raised.

2. Significant Accounting Policies (Continued)

(e) Foreign Exchange

The Company uses the temporal method of translating foreign currency transactions to Canadian dollars. Under this method, monetary assets and liabilities are translated at the rate in effect at the balance sheet date. Other balance sheet items, revenues and expenses are translated at the rate prevailing on the respective transaction dates. Exchange gains and losses related to current monetary items are included in income. Exchange gains and losses related to non-current monetary items are deferred and amortized over the remaining lives of the monetary items to which they relate.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Capital Assets

Details are as follows:	Cost	Accumulated Depreciation	Net Book Value
July 31, 2002			
Furniture and fixtures	**$ 4,641**	**$ 4,041**	**$ 600**
Computer equipment	**1,860**	**1,632**	**228**
	$ 6,501	**$ 5,673**	**$ 828**
July 31, 2001			
Furniture and fixtures	$ 4,641	$ 3,976	$ 665
Computer equipment	1,860	1,590	270
	$ 6,501	$ 5,466	$ 935

4. Resource Properties

Details are as follows:	July 31, 2002	July 31, 2001
Chilean Concessions		
Acquisition	$ **16,800**	$ 8,000
Engineering evaluation	**16,875**	9,542
Other	**1**	1
	$ **33,676**	$ 17,543

4. Resource Properties (Continued)

As was reported in the audited financial statements for the fiscal years ended January 31,2002 and 2001, the Company acquired certain Venezuelan mining properties the costs, of which, were written down to a nominal value of $1 as at January 31, 1999.

On November 28, 2000, the Company entered into a memorandum of understanding) with Minerea IPBX Ltd. ("Minera") and International PBX Ventures Ltd ("PBX") whereby Minera has granted the Company and irrevocable option ("the "Option") to acquire up to a 70% interest in two mining concessions (the "Concessions") located in the Republic of Chile. Minera is the owner of the Concessions and is a wholly-owned subsidiary of PBX. In order to acquire the initial 40% of the Concessions the Company is required to make an initial payment of US$5,000 (Cdn$8,000), which payment has been made, issue 100,000 post-consolidated common shares upon the closing (see Note 6(b) - Share Consolidation), expend US$80,000 prior to the first anniversary of the closing and issuing an additional 100,000 post-consolidation common shares on the first anniversary of the closing. During the six months ended July 31, 2002, the Company made an additional payment of US$5,500 (Cdn$8,800) to extend its option to December 31, 2002.

The Company may increase its interest in the Concessions to 51% by expending an additional US$200,000 prior to the second anniversary of the closing and, on the second anniversary of the closing, making a cash payment of US$50.000 and issuing another 100,000 post-consolidated common shares.

The Company may increase its interest in the Concession to 70% by expending an additional US$300,000 prior to the third anniversary of the closing , on the third anniversary of the closing making a cash payment of US$30.000 and issuing another 20,000 post-consolidated common shares, and expending a further US$300,000 prior to the fourth anniversary of the closing. As of July 31, 2001, the company has expended US$6.200 on the Concession.

5. Long-term Liabilities

The Company has reclassified as long-term liabilities certain of its liabilities in anticipation of a proposed shares for debt settlement . Reclassified as long-term liabilities are an account payable to a director and officer of the Company (see Note 8 - Related Party Transactions) in the amount of $254,564 and liabilities formerly classified as Notes Payable-Other in the amount of $606,663.

Included in the latter are amounts loaned to the Company, by way of demand notes bearing interest in a range of the Royal Bank of Canada prime rate plus 2% to 12%. Of the total of $606,663, 213,086 (US$148,765) is denominated to be repaid in US dollars. At July 31, 2001, of the total of $561,574, $204,251 (US$143,385) was denominated to be repaid in US dollars. These liabilities are to be converted to long-term debt..

The Company is in the process of negotiating agreements whereby these liabilities will be converted into preferred shares having the following terms:

- 10% dividend;
- Cdn$1.00 deemed value;
- convertible into common shares at the ratio of one preferred share for four common shares; and
- not convertible for the first 12 months and thereafter 25% may be converted every 12 months.

(See Note 6(d) - Preferred Shares)

6. Share Capital

(a) Authorized Share Capital: 500,000,000 (2000 - 500,000,000) common shares with no par value

6. Share Capital (Continued)

(b) Issued Share Capital

	July 31, 2002		July 31, 2001	
	Shares	**Amount**	**Shares**	**Amount**
Opening balance	**3,517,897**	**$1,750,814**	17,914,851	$ 1,455,532
Issued in settlement of debt	**342,000**	**34,200**	–	–
Closing balance	**3,859,897**	**$ 1,785,014**	17,914,851	$ 1,455,532

(c) Share Consolidation

Effective July 31, 2001, the Company has altered its share capital by consolidating, on a ten for one basis, its authorized share capital from 500,000,000 common shares to 50,000,000 common shares and its issued share capital from 17,914,851 common shares to 1.791,485 common shares. At the same time, the Company has increased its authorized share capital by 450,000,000 common shares to 500,000,000 common shares and has changed the Company's name to Aldershot Resources Ltd.

(d) Preferred Shares

Further to Note 5 above, at the Annual General Meeting held in Vancouver on July 30, 2002, the Company obtained shareholder approval of the authorization of 10,000,000Series "A" Convertible Preferred Shares at a deemed value of Cdn$1.00 per share. (See Note 10 - Subsequent Events).

(e) Shares for Debt

During the quarter ended July 31, 2002, the Company issued 342,000 common shares at a deemed value of Cdn$0.10 per share to the shareholders who purchased accounts payable in the amount of $34,200 from the Company.

(f) Private Placement

The Company has entered into a private placement agreement with loma Pty Ltd. of Perth, Australia, a company controlled by an insider of the Company, for the issue of 2,500,000 units at a price of Cdn$0.10 per unit. Each unit will consist of one common share of the Company and one share purchase warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 during the first year and Cdn$0.15 during the second year. Under the terms of the agreement should the funds, currently held in trust, be released to the Company prior to the issue of the units, they will be treated as an interest free loan to the Company. In the event that units are not issued, the funds will be treated as a loan bearing interest at the rate of prime plus 3%.

(g) Options and Warrants Outstanding

As at July 31, 2002 there were Nil (2001 - Nil) share purchase options outstanding.

As at July 31, 2002 there were 1,000,000 (2001 - Nil) share purchase warrants outstanding exercisable at a price Cdn.015 until November 28, 2002 and, thereafter, at a price of Cdn$(0.20 until November 28, 2003.

7. Income Taxes

The Company has non-capital losses for income taxes totalling approximately $1,043,000 which, under certain terms and conditions, may be carried forward and applied to reduce future taxable income. The potential benefit associated with these losses is not reflected in these consolidated financial statements.

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements consist of:

(a) management fees of $15,000 (July 31, 2001 - $15,000) to a director and officer of the Company.

(b) notes payable of $176,972 (July 31, 2001 - $165,942) to a director of the Company,

(c) interest charges of $5,925 (July 31, 2001 - $5,925) were paid or credited to a director of the Company,

(d) accounts payable of $254,564 (July 31, 2001 - $229,267) are due to directors and officers of the company.

9. Financial Instruments

(a) Fair values

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates carrying values due to the short-term to maturity of the financial instruments and similarity to current market prices.

The Company estimates the fair value of its notes payable using discounted cash flows assuming a borrowing rate equal to prime rate plus 6%. The fair value is not significantly different from the fair value.

(b) Financial risk

The financial risk to the Company is the risk that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

10. Subsequent Events

Subsequent to July 31, 2002, the Company concluded the shares for debt agreements referred to in Note 5, above. Under the terms set forth in Note 5 , the Company will issue, subject to regulatory approval, 744,993 Series "A" Convertible Preferred Shares ("Preferred Shares') in satisfaction of debts of Cdn$744,933 owing as of September 3, 2002..The Company can, at any time, redeem all, but not less than all, of the Preferred Shares at a price of Cdn$1.00 per share. In the event of such redemption, the Company will also pay all outstanding dividends, declared or undeclared. A note holder to whom the Company owes $122,377 has agreed to a cash settlement of $0.25 per $1.00 of debt, a total of $30,594.

Quarterly Report FORM 51-901F SCHEDULES B & C

ISSUER DETAILS

For Quarter Ended:	July 31, 2002
Date of Report:	September 24, 2002
Name of Issuer:	Aldershot Resources Ltd.
Issuer's Address:	#1500 - 885 West Georgia Street, Vancouver, BC, V6C 3E8
Issuer's Fax Number:	604-682-6718
Issuer's Phone Number:	604-682-6722
Contact Person:	John C. C. Caddy
Contact Position:	President and CEO
Contact Phone Number:	604-682-6718
Contact E-mail	jcc4tlx@intergate.bc.ca
Website:	N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

Director Name: Date Signed: September 24, 2002
"J Caddy"

Director Name: Date Signed: September 24, 2002
"Ian M Adam"

SCHEDULE "C":
Management Discussion and Analysis
Period Ended: July 31, 2002

1. General Introduction

Effective March 20, 1995, the TSX Venture Exchange (formerly the Vancouver Stock Exchange) (the "Exchange") designated Aldershot Resources Ltd, formerly Quattro Resources Ltd, (the "Company") as inactive.

With the implementation of the transactions described below, the Company anticipates meeting the Exchange's maintenance requirements for a company classified by the Exchange as a Tier 2 issuer, thereby returning to the Company its active status.

Aldershot Resources Ltd is engaged in mineral exploration in the copper-silver rich Copiapo Area of Chile's Region III. Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders.

2. Description of Business

The Company is engaged in the acquisition and exploration of resource properties.

Discussion of Operations and Financial Condition

Resource Properties Material to the Company

The Company's assets are discussed in the following paragraphs in some detail and the material terms of any acquisition or disposition made during the period under review and subsequently, are fully disclosed:

Chilean Mining Property

On November 28, 2000, the Company entered into a memorandum of understanding ("MOU") with Minera IPBX Ltd. ("Minera") and International PBX Ventures Ltd. ("Int'l), collectively known as the vendors (the "Vendors"). Pursuant to the terms of the MOU, Minera granted the Company the sole and exclusive right and irrevocable option (the "Option") to acquire up to a seventy percent (70%) interest in and to five (5) copper, silver and gold exploration and mining concessions covering approximately 1,000 hectares of land which are known as the Lomitas and Cortez prospects (the "Concessions"). The Concessions are located on the eastern section of the Tierra de Oro mining property which, in its entirety, covers approximately 7,000 hectares of land located in the Chanarcillo District in the Republic of Chile (the "Property"). Minera is the owner of the Property and Int'l is the sole shareholder of Minera.

The principals of Minera and Int'l are at arm's length to the Company.

In order to keep the Option in good standing, the Company must:

pay Minera an aggregate amount of US$290,000 (the "Cash"), US $5,000 of which was paid upon acceptance of the MOU;

allot and issue to Minera up to an aggregate of 400,000 post-consolidated common shares of Company ("Property Shares") at a deemed price per Property Share to be calculated in accordance with Exchange rules and policies; and

incur expenditures up to a maximum amount of US$1,180,000 for the development of the Concessions (the "Expenditures").

Int'l and Minera have agreed to accept the Property Shares subject to whatever restrictions or conditions are imposed by the Regulatory Authorities.

In order to acquire an initial 40% right, title and interests in and to the Concessions, the Company must allot and issue, pay and/or incur the following:

Cash in the amount of US$10,000, on or before September 30, 2001;

100,000 Property Shares, upon closing;

expenditures in the amount of US$80,000, during the period commencing upon closing until the first anniversary date following closing (the "First Anniversary"); and

100,000 Property Shares and Cash in the amount of US$25,000, upon the First Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 51%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$200,000, during the period commencing upon the First Anniversary until the second anniversary date following closing (the "Second Anniversary"); and

100,000 Property Shares and Cash in the amount of US$50,000, upon the Second Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 70%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$300,000, during the period commencing upon the Second Anniversary until the third anniversary date following closing (the "Third Anniversary");

100,000 Property Shares and Cash in the amount of US$200,000, upon the Third Anniversary date; and

expenditures in the amount of US$600,000, during the period commencing upon the Third Anniversary until the fourth anniversary following closing.

At the Company's sole discretion, at any time following acquisition by the Company of the initial 40% interest in and to the Concessions, the Company, Minera and Int'l may enter into and be bound by the terms of a joint venture agreement.

The Property Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Act (BC) and Securities Rules (BC), twelve (12) months from the later of the date of acceptance of the transaction by the Exchange or the date upon which a part of the Interest is transferred to the Company; and

* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Property Shares.

On February 22, 2002, in consideration of the Company paying to Int'l $8,800 the Company, Minera and Int'l entered into a fourth amended MOU such that the Agreement Date has been extended to December 31, 2002, and the Company has undertaken to pay all necessary government fees relating to the Concessions on December 31, 2002 and on each anniversary thereafter as they become due. All other terms and conditions of the MOU remain as in the original.

B.J. Price Geological Consultants Inc of Vancouver, British Columbia ("BJP") has prepared a Geological Report on the Concessions and has made a site visit during the period 4 June 2001 and 11 June 2001 thereby completing the Company's due diligence. BJP filed its amended independent review of the Property Transaction with the Exchange in September 2001.

The Exchange notified the Company that the amended independent review of the Property Transaction had been accepted for filing on February 13, 2002. The Exchange added that additional financing (see below "Private Placement") would need to be completed before Exchange acceptance of the property acquisition can be granted.

Share Capital Consolidation

As at 31 July 2001, the authorised common share capital of the Company was altered by consolidating all 500,000,000 authorised common shares without par value into 50,000,000 common shares without par value, every ten (10) of the common shares before consolidation being consolidated into one (1) common share. At the same time, the Company increased its authorised common share capital to 500,000,000 shares without par value by creating an additional

450,000,000 common shares without par value.

Name Change

Simultaneously with the share consolidation discussed above the Company changed its name from Quattro Resources Ltd to Aldershot Resources Ltd.

Debt Settlement

As of July 31, 2002, apart from current liabilities resulting from day to day operations, the Company had Long-term Liabilities amounting to $861,227 (the "Debt"). During the period under review, the Company has settled an amount of $34,200 by the issuance of 342,000 common shares to two of the Company's shareholders at a deemed price of $0.10 per common share (the "Debt Shares"). Regulatory approval for the issuance of the Debt Shares was received on June 24, 2002 and the shares have been issued.

The Debt Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Rules (BC), twelve (12) months from the date on which payment of the Debt became due; and
* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Debt Shares.

As events subsequent to the end of the period under review, on August 31, 2002 the Company had Long-term Liabilities amounting to $871,309. The Company has reached agreement with the creditors involved to settle these Long-term Liabilities. As its final stage in completing its reactivation, the Company has issued an aggregate of 744,932 Series "A" Preferred Shares at a deemed price of $1.00 each share, to various creditors to settle the Company's long-term debt in the amount of $744,932. In addition the Company has settled a debt of $122,377 owing to one creditor with a payment of $30,000 in full and final settlement of that debt. The proposal for the creation of this class of shares was voted on and passed at the Company's annual general meeting of shareholders held on July 30, 2002. The conversion of the Long-term Liabilities into preferred shares in the capital of the Company is subject to regulatory approval.

Transactions with Related Parties

During the quarterly period ended July 31, 2002 management fees amounting to $15,000 (July 31, 2001 - $15,000) to a director and officer of the Company; notes payable of $176,972 (July 31, 2001 - $165,942) to a director of the Company; interest charges of $5,925 (July 31, 2001 –5,925) were paid or credited to a director of the Company: and accounts payable amounting to $254,564 (July 31, 2001 – 229,267).

Management

The directors and officers of the Company are as follows:

Jeremy Caddy, President, Chief Executive Officer, Director
Ian M Adam, Chief Financial Officer, Secretary, Director
Jack L Pearl, Director
Michael Clements, Director
Robert M Andrews, Director

Shares Issued and Outstanding

As of July 31, 2002, the Company has 3,859,897 common shares issued and outstanding as fully paid and non-assessable (July 31, 2001 – 1,791,485).

No preference shares are issued or outstanding as of the date hereof.

3. Investor Relations

As of the date hereof the Company has no investor relations contracts.

Special Resolutions Passed by the Company

During the period under review the Company passed no Special Resolutions.

4. Subsequent Events

Events which have taken place subsequent to the end of the period under review and prior to the date of this report include:

On August 31, 2002 the Company had Long-term Liabilities amounting to $871,309. The Company has reached agreement with the creditors involved to settle these Long-term Liabilities. As its final stage in completing its reactivation, the Company has issued an aggregate of 744,932 Series "A" Preferred Shares at a deemed price of $1.00 each share, to various creditors to settle the Company's long-term debt in the amount of $744,932. In addition the Company has settled a debt of $122,377 owing to one creditor with a payment of $30,000 in full and final settlement of that debt. The proposal for the creation of this class of shares was voted on and passed at the Company's annual general meeting of shareholders held on July 30, 2002. The conversion of the Long-term Liabilities into preferred shares in the capital of the Company is subject to regulatory approval.

5. Financings Principal Purposes and Milestones

On October 12, 2001 the Exchange informed the Company it would remove its Notice of Suspension provided the Company closed a financing to achieve a minimum positive working capital of $50,000 (thus meeting TMR Tier 2 Working Capital requirements) before November 30, 2001. The terms of the private placement were that 1,000,000 units were offered for sale at a price of $0.15 per unit; one unit being one common share and one non-transferable share purchase warrant entitling the subscriber to acquire one common share for $0.15 in the first year after approval by the regulatory authorities and $0.20 in the second year. Prior to November 30, 2001 the private placement was closed fully subscribed with $150,000 net funds being realised.

Following is the budget for the Phase I program which will run from the date of Closing of the Property Transaction with the Vendors until the First Anniversary date, when the Company should have earned its initial 40% interest in and to the Concessions:

Description	Costs US Dollars
Detailed geological mapping and sample collection:	$15,000
Analysis (samples collected. during mapping):	7,000
Grid preparation and support costs:	8,000
IP contract costs:	15,000
Reconnaissance drilling (all inclusive):	75,000
Total:	US$120,000

Or, in Canadian funds: $185,000

If results from the Phase I program are positive, a Phase II program, at an estimated cost of US$200,000 or $310,000 in Canadian funds, will commence after the First Anniversary, which is expected to be during the 2002 field season. This program will further test existing targets using both the diamond and larger diameter reverse circulation drilling

techniques. If the Company elects, however, to have the Joint Venture formed on or after the First Anniversary date. then any costs relating to the Phase II program will be borne by the Company, Minera and Int'l, based upon their pro-rata interests in and to the Concessions.

Private Placement

On May 30, 2002, the Company sold by way of private placement, 2,500,000 units (the "Units"), each Unit consisting of one (1) common share (the "Shares") and one (1) non-transferable share purchase warrant (the "Warrants"). at a price per Unit of $0.10 or to be calculated in accordance with the rules and policies of the Exchange. Each Warrant will entitle the holder thereof to acquire one (1) additional common share of the Company (the "Warrant Shares") for a period of two (2) years, at $0.10 until the anniversary of the closing of the private placement and thereafter at $0.15 (the "Private Placement"). The private placement has received conditional regulatory approval subject to shareholder approval of the private placement which entailed a change of control of the Company, and which was given by shareholders at the Company's annual/special general meeting held on July 30, 2002.

The Shares and the Warrant Shares will be subject to the following two (2) hold periods:

- pursuant to the Securities Act (BC) and Securities Rules (BC),twelve(12) months from the earlier of the date of issuance of the Units or the date of the agreement committing to a purchase of the Units; and

- pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Units.

Proceeds from this private placement, anticipated to be approximately $250,000, will be utilised by the Company as follows:

Description	Amount
To exercise the First Option and acquire an initial 40% interest in and to the Concessions (US $120,000 converted to Canadian funds)	185,000
Unallocated working capital	65,000
Total:	$250,000

Future Funding

Should the Company receive favourable results from its initial exploration of the Concessions, the Company will require additional financing to exercise the Second and Third Options described above. In such event the Company will consider conducting a public offering of its securities.

6. Liquidity and Solvency

The Company's financial statements are prepared on a going concern basis that assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business.

As at July 31, 2002, the Company had positive working capital (deficit) of $32,411 (July 31, 2001 - ($182,156)) and an accumulated deficit of $2,579,326 (July 31, 2001 - $2,410,229).

The Company's ability to continue as a going concern depends on it ability to raise additional financing successfully. If the Company is unable to obtain additional financing it may be forced to realise its assets at amounts significantly lower than the current carrying value.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Caddy, President and CEO, Aldershot Resources Ltd (604) 682 6718

Quarterly Report FORM 51-901F SCHEDULES B & C

ISSUER DETAILS

For Quarter Ended:	July 31, 2002
Date of Report:	September 24, 2002
Name of Issuer:	Aldershot Resources Ltd.
Issuer's Address:	#1500 - 885 West Georgia Street, Vancouver, BC, V6C 3E8
Issuer's Fax Number:	604-682-6718
Issuer's Phone Number:	604-682-6722
Contact Person:	John C. C. Caddy
Contact Position:	President and CEO
Contact Phone Number:	604-682-6718
Contact E-mail	jcc4tlx@intergate.bc.ca
Website:	N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

Director Name: *"J Caddy"*	Date Signed: September 24, 2002
Director Name: *"Ian M Adam"*	Date Signed: September 24, 2002

SCHEDULE "A":
Financial Information

Attached are the audited financial statement of Aldershot Resources Ltd. as of July 31, 2002

SCHEDULE "B":

Supplementary Information
Quarterly Period Ended: July 31, 2002

1. FOR THE CURRENT FISCAL YEAR-TO-DATE:

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer:

(a)	Deferred costs:	None
(b)	Exploration and development expenses:	See Note 4 to attached Schedule "A"
(c)	Cost of sales:	None
(d)	General and administrative expenses:	See Statement 2 to attached Schedule "A"
(e)	Related party transactions:	See Note 8 to attached Scheule "A"

2. FOR THE QUARTER UNDER REVIEW:

(a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

342,000 common shares a deemed price of $0.10 per share in payment of debt

(b) Summary of options granted, including date, number, exercise price and expiry date: None

3. AS AT THE END OF THE QUARTER:

(a) Particulars of authorized capital and summary of shares issued and outstanding:

See Notes 6(a) and 6(b) to attached Schedule "A"

(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date:

Incentive Stock Options:	None
Warrants:	See note 6(g) to attached Schedule "A"

(c) Total number of shares in escrow or subject to a pooling agreement:

Escrow:	None
Pool:	None

(d) List of directors:

Ian M. Adam   Robert M. Andrews   John C.C. Caddy   Michael Clements   Jack L. Pearl

(e) List of Officers

Jeremy Caddy-President and CEO   Ian Adam-Secretary and CFO

Management Discussion and Analysis
Period Ended: July 31, 2002

1. General Introduction

Effective March 20, 1995, the TSX Venture Exchange (formerly the Vancouver Stock Exchange) (the "Exchange") designated Aldershot Resources Ltd, formerly Quattro Resources Ltd, (the "Company") as inactive.

With the implementation of the transactions described below, the Company anticipates meeting the Exchange's maintenance requirements for a company classified by the Exchange as a Tier 2 issuer, thereby returning to the Company its active status.

Aldershot Resources Ltd is engaged in mineral exploration in the copper-silver rich Copiapo Area of Chile's Region III. Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders.

2. Description of Business

The Company is engaged in the acquisition and exploration of resource properties.

Discussion of Operations and Financial Condition

Resource Properties Material to the Company

The Company's assets are discussed in the following paragraphs in some detail and the material terms of any acquisition or disposition made during the period under review and subsequently, are fully disclosed:

Chilean Mining Property

On November 28, 2000, the Company entered into a memorandum of understanding ("MOU") with Minera IPBX Ltd. ("Minera") and International PBX Ventures Ltd. ("Int'l), collectively known as the vendors (the "Vendors"). Pursuant to the terms of the MOU, Minera granted the Company the sole and exclusive right and irrevocable option (the "Option") to acquire up to a seventy percent (70%) interest in and to five (5) copper, silver and gold exploration and mining concessions covering approximately 1,000 hectares of land which are known as the Lomitas and Cortez prospects (the "Concessions"). The Concessions are located on the eastern section of the Tierra de Oro mining property which, in its entirety, covers approximately 7,000 hectares of land located in the Chanarcillo District in the Republic of Chile (the "Property"). Minera is the owner of the Property and Int'l is the sole shareholder of Minera.

The principals of Minera and Int'l are at arm's length to the Company.

In order to keep the Option in good standing, the Company must:

pay Minera an aggregate amount of US$290,000 (the "Cash"), US $5,000 of which was paid upon acceptance of the MOU;

allot and issue to Minera up to an aggregate of 400,000 post-consolidated common shares of Company ("Property Shares") at a deemed price per Property Share to be calculated in accordance with Exchange rules and policies; and

incur expenditures up to a maximum amount of US$1,180,000 for the development of the Concessions (the "Expenditures").

Int'l and Minera have agreed to accept the Property Shares subject to whatever restrictions or conditions are imposed by the Regulatory Authorities.

In order to acquire an initial 40% right, title and interests in and to the Concessions, the Company must allot and issue, pay and/or incur the following:

Cash in the amount of US$10,000, on or before September 30, 2001;

100,000 Property Shares, upon closing;

expenditures in the amount of US$80,000, during the period commencing upon closing until the first anniversary date following closing (the "First Anniversary"); and

100,000 Property Shares and Cash in the amount of US$25,000, upon the First Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 51%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$200,000, during the period commencing upon the First Anniversary until the second anniversary date following closing (the "Second Anniversary"); and

100,000 Property Shares and Cash in the amount of US$50,000, upon the Second Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 70%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$300,000, during the period commencing upon the Second Anniversary until the third anniversary date following closing (the "Third Anniversary");

100,000 Property Shares and Cash in the amount of US$200,000, upon the Third Anniversary date; and

expenditures in the amount of US$600,000, during the period commencing upon the Third Anniversary until the fourth anniversary following closing.

At the Company's sole discretion, at any time following acquisition by the Company of the initial 40% interest in and to the Concessions, the Company, Minera and Int'l may enter into and be bound by the terms of a joint venture agreement.

The Property Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Act (BC) and Securities Rules (BC), twelve (12) months from the later of the date of acceptance of the transaction by the Exchange or the date upon which a part of the Interest is transferred to the Company; and

* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Property Shares.

On February 22, 2002, in consideration of the Company paying to Int'l $8,800 the Company, Minera and Int'l entered into a fourth amended MOU such that the Agreement Date has been extended to December 31, 2002, and the Company has undertaken to pay all necessary government fees relating to the Concessions on December 31, 2002 and on each anniversary thereafter as they become due. All other terms and conditions of the MOU remain as in the original.

B.J. Price Geological Consultants Inc of Vancouver, British Columbia ("BJP") has prepared a Geological Report on the Concessions and has made a site visit during the period 4 June 2001 and 11 June 2001 thereby completing the Company's due diligence. BJP filed its amended independent review of the Property Transaction with the Exchange in September 2001.

The Exchange notified the Company that the amended independent review of the Property Transaction had been accepted for filing on February 13, 2002. The Exchange added that additional financing (see below "Private Placement") would need to be completed before Exchange acceptance of the property acquisition

can be granted.

Share Capital Consolidation

As at 31 July 2001, the authorised common share capital of the Company was altered by consolidating all 500,000,000 authorised common shares without par value into 50,000,000 common shares without par value, every ten (10) of the common shares before consolidation being consolidated into one (1) common share. At the same time, the Company increased its authorised common share capital to 500,000,000 shares without par value by creating an additional 450,000,000 common shares without par value.

Name Change

Simultaneously with the share consolidation discussed above the Company changed its name from Quattro Resources Ltd to Aldershot Resources Ltd.

Debt Settlement

As of July 31, 2002, apart from current liabilities resulting from day to day operations, the Company had Long-term Liabilities amounting to $861,227 (the "Debt"). During the period under review, the Company has settled an amount of $34,200 by the issuance of 342,000 common shares to two of the Company's shareholders at a deemed price of $0.10 per common share (the "Debt Shares"). Regulatory approval for the issuance of the Debt Shares was received on June 24, 2002 and the shares have been issued.

The Debt Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Rules (BC), twelve (12) months from the date on which payment of the Debt became due; and

* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Debt Shares.

As events subsequent to the end of the period under review, on August 31, 2002 the Company had Long-term Liabilities amounting to $871,309. The Company has reached agreement with the creditors involved to settle these Long-term Liabilities. As its final stage in completing its reactivation, the Company has issued an aggregate of 744,932 Series "A" Preferred Shares at a deemed price of $1.00 each share, to various creditors to settle the Company's long-term debt in the amount of $744,932. In addition the Company has settled a debt of $122,377 owing to one creditor with a payment of $30,000 in full and final settlement of that debt. The proposal for the creation of this class of shares was voted on and passed at the Company's annual general meeting of shareholders held on July 30, 2002. The conversion of the Long-term Liabilities into preferred shares in the capital of the Company is subject to regulatory approval.

Transactions with Related Parties

During the quarterly period ended July 31, 2002 management fees amounting to $15,000 (July 31, 2001 - $15,000) to a director and officer of the Company; notes payable of $176,972 (July 31, 2001 - $165,942) to a director of the Company; interest charges of $5,925 (July 31, 2001 –5,925) were paid or credited to a director of the Company; and accounts payable amounting to $254,564 (July 31, 2001 – 229,267).

Management

The directors and officers of the Company are as follows:

Jeremy Caddy, President, Chief Executive Officer, Director
Ian M Adam, Chief Financial Officer, Secretary, Director
Jack L Pearl, Director
Michael Clements, Director
Robert M Andrews, Director

Shares Issued and Outstanding

As of July 31, 2002, the Company has 3,859,897 common shares issued and outstanding as fully paid and non-assessable (July 31, 2001 – 1,791,485).

No preference shares are issued or outstanding as of the date hereof.

3. Investor Relations

As of the date hereof the Company has no investor relations contracts.

Special Resolutions Passed by the Company

During the period under review the Company passed no Special Resolutions.

4. Subsequent Events

Events which have taken place subsequent to the end of the period under review and prior to the date of this report include:

On August 31, 2002 the Company had Long-term Liabilities amounting to $871,309. The Company has reached agreement with the creditors involved to settle these Long-term Liabilities. As its final stage in completing its reactivation, the Company has issued an aggregate of 744,932 Series "A" Preferred Shares at a deemed price of $1.00 each share, to various creditors to settle the Company's long-term debt in the amount of $744,932. In addition the Company has settled a debt of $122,377 owing to one creditor with a payment of $30,000 in full and final settlement of that debt. The proposal for the creation of this class of shares was voted on and passed at the Company's annual general meeting of shareholders held on July 30, 2002. The conversion of the Long-term Liabilities into preferred shares in the capital of the Company is subject to regulatory approval.

5. Financings Principal Purposes and Milestones

On October 12, 2001 the Exchange informed the Company it would remove its Notice of Suspension provided the Company closed a financing to achieve a minimum positive working capital of $50,000 (thus meeting TMR Tier 2 Working Capital requirements) before November 30, 2001. The terms of the private placement were that 1,000,000 units were offered for sale at a price of $0.15 per unit; one unit being one common share and one non-transferable share purchase warrant entitling the subscriber to acquire one common share for $0.15 in the first year after approval by the regulatory authorities and $0.20 in the second year. Prior to November 30, 2001 the private placement was closed fully subscribed with $150,000 net funds being realised.

Following is the budget for the Phase I program which will run from the date of Closing of the Property Transaction with the Vendors until the First Anniversary date, when the Company should have earned its initial 40% interest in and to the Concessions:

Description	Costs US Dollars
Detailed geological mapping and sample collection:	$15,000
Analysis (samples collected. during mapping):	7,000
Grid preparation and support costs:	8,000
IP contract costs:	15,000
Reconnaissance drilling (all inclusive):	75,000
Total:	US$120,000

Or, in Canadian funds: $185,000

If results from the Phase I program are positive, a Phase II program, at an estimated cost of US$200,000 or $310,000 in Canadian funds, will commence after the First Anniversary, which is expected to be during the

2002 field season. This program will further test existing targets using both the diamond and larger diameter reverse circulation drilling techniques. If the Company elects, however, to have the Joint Venture formed on or after the First Anniversary date, then any costs relating to the Phase II program will be borne by the Company, Minera and Int'l, based upon their pro- rata interests in and to the Concessions.

Private Placement

On May 30, 2002, the Company sold by way of private placement, 2,500,000 units (the "Units"), each Unit consisting of one (1) common share (the "Shares") and one (1) non-transferable share purchase warrant (the "Warrants"), at a price per Unit of $0.10 or to be calculated in accordance with the rules and policies of the Exchange. Each Warrant will entitle the holder thereof to acquire one (1) additional common share of the Company (the "Warrant Shares") for a period of two (2) years, at $0.10 until the anniversary of the closing of the private placement and thereafter at $0.15 (the "Private Placement"). The private placement has received conditional regulatory approval subject to shareholder approval of the private placement which entailed a change of control of the Company, and which was given by shareholders at the Company's annual/special general meeting held on July 30, 2002.

The Shares and the Warrant Shares will be subject to the following two (2) hold periods:

- pursuant to the Securities Act (BC) and Securities Rules (BC),twelve(12) months from the earlier of the date of issuance of the Units or the date of the agreement committing to a purchase of the Units; and
- pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Units.

Proceeds from this private placement, anticipated to be approximately $250,000, will be utilised by the Company as follows:

Description	Amount
To exercise the First Option and acquire an initial 40% interest in and to the Concessions (US $120,000 converted to Canadian funds)	$185,000
Unallocated working capital	65,000
Total:	$250,000

Future Funding

Should the Company receive favourable results from its initial exploration of the Concessions, the Company will require additional financing to exercise the Second and Third Options described above. In such event the Company will consider conducting a public offering of its securities.

6. Liquidity and Solvency

The Company's financial statements are prepared on a going concern basis that assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business.

As at July 31, 2002, the Company had positive working capital (deficit) of $32,411 (July 31, 2001 - ($182,156)) and an accumulated deficit of $2,579,326 (July 31, 2001 - $2,410,229).

The Company's ability to continue as a going concern depends on it ability to raise additional financing successfully. If the Company is unable to obtain additional financing it may be forced to realise its assets at amounts significantly lower than the current carrying value.

FOR FURTHER INFORMATION. PLEASE CONTACT:

Jeremy Caddy, President and CEO, Aldershot Resources Ltd (604) 682 6718